UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2022

Azul Announces Outlook for 2022 and 2023

São Paulo, May 9, 2022 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and departures, announces today its expected results in terms of capacity, RASK, EBITDA, and leverage for 2022, EBITDA and leverage for 2023, and leverage for 2024.

Based on the best information available, we share below our expected results as follows:

1)	Azul expects to increase capacity by approximately 10% in the full year 2022 compared to 2019.

We continue to serve and connect Brazil through our unique network and diversified fleet. In 1Q22 we reached a record of 151 destinations served. We also saw nine consecutive months of strong and improving leisure demand, and rapidly accelerating corporate bookings. As a result, we expect to grow total capacity by approximately 10% in 2022 compared to 2019.

2)	We expect to increase RASK by more than 20% in the full year 2022 compared to 2019.

We ended 1Q22 with fares at record levels in both leisure and corporate segments. Compared to 2019, corporate revenue already recovered to more than 120%, while corporate traffic is still at 71% pre-pandemic levels, indicating potential for additional recovery. We remain confident of our revenue potential for 2022 and estimate our RASK to increase by more than 20% in 2022 compared to 2019.

3)	We estimate 2022 EBITDA of R$4 billion and 2023 EBITDA of R$5.5 billion

We are sharply focused on executing our business plan for 2022, with an emphasis on expanding our unique network through disciplined capacity deployment and efficiency gains. Considering the current scenario of demand, fuel and foreign exchange, we expect to generate record EBITDA of R$4 billion in 2022, even with the impact of the Omicron variant in the first quarter. We also forecast an EBITDA of R$5.5 billion in 2023. This compares to our previous record EBITDA of R$3.6 billion in 2019.

4)	Azul expects to end 2022 with leverage measured by Net Debt/LTM EBITDA starting with a 5, including cash and cash equivalents, short-term investments, and accounts receivable.

Considering the current scenario of demand recovery and revenue increase already taking place during 2022, in addition to our deleveraging strategy and EBITDA generation, we are confident that we can end 2022 with leverage starting with a 5 and continue to reduce our leverage organically, leading it to to start with a 4 in 2023 and with a 3 in 2024.

This leverage ratio includes cash and cash equivalents, short-term and long-term investments, and receivables and excludes convertible debentures.

These preliminary estimates exclude non-recurring events and additional impacts from the pandemic.

Material Fact May | 2022

Forward Outlook
2022 Total ASK vs. 2019	~10%
2022 RASK vs. 2019	>20%
2022 EBITDA²	~R$4.0 billion
2022 Leverage¹	5.X
2023 EBITDA²	~R$5.5 billion
2023 Leverage¹	4.X
2024 Leverage¹	3.X

¹Includes cash and cash equivalents, short-term and long-term investments, and receivables. Excludes convertible debentures.

²Excludes non-recurring items.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to more 151 destinations. With a passenger operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 240 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 8, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer